Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL adopts a new climate ambition to get to net zero by 2050—supporting EU’s carbon neutrality target, TOTAL commits to become a net zero emission company for all its european businesses by 2050

On May 5, 2020, Total (together with its direct and indirect consolidated companies located in or outside of France, “TOTAL” or the “Group”) announced its ambition to get to net-zero emissions by 2050 together with society for its global business across its production and energy products used by its customers.

Through a joint statement developed between Total S.A. and institutional investors – as participants in the global investor initiative Climate 100+1 – TOTAL sets forth 3 major steps towards achieving this ambition:

Three major steps to get TOTAL to net zero:

1. Net zero across TOTAL’s worldwide operations by 2050 or sooner (scope 1+2)

2. Net zero across all its production and energy products used by its customers in Europe2 by 2050 or sooner (scope 1+2+3)

3. 60% or more reduction in the average carbon intensity of energy products used worldwide by TOTAL customers by 2050 (less than 27.5 gCO2/MJ) - with intermediate steps of 15% by 2030 and 35% by 2040 (scope 1 + 2 + 3)

This ambition is supported by the strategy to develop TOTAL as a broad-energy company, with oil and gas, low-carbon electricity and carbon-neutrality solutions as integrated parts of its business. TOTAL firmly believes this low-carbon strategy provides a competitive advantage which creates long term value for its shareholders.

TOTAL confirms its target of a renewable generation gross capacity of 25 GW in 2025 and intends to continue to expand its business to become a leading international player in renewable energies. TOTAL currently allocates more than 10% of its Capex to low carbon electricity, the highest level among the Majors. To actively contribute to the energy transition, TOTAL intends to further increase its allocation of Capex in favor of low carbon electricity to 20% by 2030 or sooner.

Total announces the first 2020 interim dividend of €0.66/share, stable year on year

The Board of Directors met on May 4, 2020, and declared the distribution of the 2020 first interim dividend at €0.66/share, stable compared to the 2019 first interim dividend. This interim dividend will be paid in cash exclusively according to the following timetable:

In 2020	Shareholders	ADS holders
Ex-dividend date	September 25	September 23

Payment date	October 2	October 16

Furthermore, the Board of Directors decided on February 5, 2020, to propose to the Shareholders’ Meeting on May 29, 2020, the distribution of a 2019 final dividend of €0.68/share. The Board of Directors of May 4, 2020, decided to offer the shareholders, subject to approval at the Shareholders’ Meeting on May 29, 2020, the option to receive the 2019 final dividend in cash or in new shares of the Company with a discount, each choice being exclusive of the other.

Hence, shareholders and American Depositary Share (ADS) holders will be given the option to receive the dividend either in cash or in new shares, by instructing their financial advisors, according to the following timetable:

In 2020	Shareholders	ADS holders
Ex-dividend date	June 29	June 25

Period to opt in for the payment in new shares	July 1 to July 10 (inclusive)	June 29 to July 7 (inclusive)

Payment in cash or in new shares	July 16	July 23

Action plan strengthened

On May 5, 2020, TOTAL announced the strengthening of its action plan with revised objectives as follows:

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Net investments further reduced to less than $14 billion for the year, a decrease of nearly 25% compared to the $18 billion announced in February 2020. Investments in low-carbon electricity will be maintained between $1.5 and $2 billion.

–	Operating cost reduction increased to more than $1 billion, plus savings of more than $1 billion on energy costs.

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The Group strengthened its liquidity position in April by issuing $3 billion in bonds and drawing $6 billion in credit lines. In addition, in a $30/b environment, the Group anticipates an improvement in its working capital position of $1 billion by year-end 2020 compared to year-end 2019.

TOTAL acquires Tullow’s entire interest in the Uganda Lake Albert project

On April 23, 2020, TOTAL announced that it entered into an agreement with Tullow, through which TOTAL shall acquire Tullow’s entire interest in the Uganda Lake Albert development project including the East African Crude Oil Pipeline.

The overall consideration paid by TOTAL to Tullow will be $575 million, with an initial payment of $500 million at closing and $75 million when the partners will take the final investment decision to launch the project. In addition, conditional payments may be made to Tullow based on production and oil price, which will be triggered when Brent prices are above $62 per barrel. The terms of the transaction have been discussed with the relevant Ugandan government and tax authorities and agreement in principle has been reached on the tax treatment of the transaction.

Under the terms of the deal, TOTAL will acquire all of Tullow’s existing 33.3334% stake in each of the Lake Albert project licenses EA1, EA1A, EA2 and EA3A and the proposed East African Crude Oil Pipeline (EACOP) System. The transaction is subject to the approval of Tullow’s shareholders, to customary regulatory and government approvals and to China National Offshore Oil Corporation’s (CNOOC) preemptive right to acquire 50% of Tullow’s interest.

TOTAL wins over 135 MW of projects in the latest French national solar tender

On April 22, 2020, TOTAL announced that, through Total Quadran, a wholly-owned affiliate of the Group dedicated to developing and producing renewable energy in France, it was awarded 131 megawatt-peak (MWp) of solar projects – or 20% of the total up for the seventh round of the CRE 4 (French Energy Regulatory Commission) tender for ground-mounted solar parks, as well as 5.6 MWp of solar facilities in the French Overseas departments and collectivities (ZNI Zones Non Interconnectées au réseau métropolitain intercontinental – Renewable energy in France’s overseas departments and territories).

More than half of the capacities awarded fall under TOTAL’s program to solarize its industrial facilities and reuse industrial brownfield sites, including:

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TOTAL’s future largest ground-mounted solar plant in France: the 50 MWp solar plant in Valenciennes is the largest project awarded in the call for tenders and Total Quadran’s biggest solar plant to date. It will be installed on TOTAL’s former refinery site that has been redeveloped by RETIA Réhabilitation Environnementale de Terrains Industriels Anciens : an affiliate specialized in cleanup and reclamation operations. It is expected that the solar plant will supply green electricity to nearly 32,000 people. The plant is scheduled to come on stream in 2022.

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the largest photovoltaic power plant of the Greater Paris Region: located near the Grandpuits refinery, the 25 MWp solar plant is expected to the largest in the Greater Paris Region. It is expected to generate enough renewable electricity to cover the needs of nearly 17,000 people. The plant is scheduled to come on stream by 2022.

The projects of Lavéra (3 MWp), located in Bouches-du-Rhône, Serpaize (5 MWp) and Brignoud (4 MWp), both in Isère, all located on industrial brownfield sites were also included in the winning CRE 4.7 tender.

Clean Marine Fuels: TOTAL charters its first LNG-powered Very Large Crude Carriers

On April 7, 2020, TOTAL announced that it signed a pioneering agreement to charter its first two LNG-powered VLCCs (Very Large Crude Carrier). The two vessels, which are able to carry about 300,000 tons of crude oil each, will be delivered in 2022 and will join the time chartered fleet of TOTAL. These VLCCs will be chartered to Malaysian shipowner AET.

[1]	According to TOTAL’s evaluation, participants to Climate Action 100+ own more than 25% of TOTAL’s shares.
[2]	Europe means the EU + Norway + UK

The vessels have been designed with LNG propulsion to benefit from reduced greenhouse gas emissions and with the latest technologies to further lower their consumption.

The supply of LNG for these two LNG-powered VLCCs will be provided by Total Marine Fuels Global Solutions, TOTAL’s dedicated business unit in charge of worldwide bunkering activities.

TOTAL keeps the pace of divestments with asset sales in Brunei, Sierra Leone and Liberia

On April 7, 2020, TOTAL announced that in line with its strategy of actively managing its asset portfolio and its objective to divest $5 billion over 2019-2020, it is pursuing the divestments of several non-core assets in both Exploration-Production (Brunei) and Marketing & Services (Sierra Leone and Liberia). These divestments represent a global value of more than $400 million.

Brunei – Sale of Interest in Offshore Block

Following the approval of the competent authorities, TOTAL closed the sale to Shell1 of its wholly owned subsidiary Total E&P Deep Offshore Borneo BV, which holds an 86.95% interest in Block CA1. TOTAL was the operator of the block, alongside partners Murphy Oil (8.05%) and Petronas (5%) and the production of this block was 5 kboe/d net to TOTAL in 2019.

Sierra Leone and Liberia – Sale of Marketing & Services Businesses

TOTAL signed an agreement to sell its marketing and services businesses in Liberia and Sierra Leone to Conex Oil & Gas Holdings Ltd., a regional player in petroleum products import, distribution and supply chain management in West Africa. It consists of a network of 63 service stations, general trade fuel sales and petroleum products import and storage operations.

The sale of these two affiliates is expected to be completed in the second quarter of 2020.

Suriname: TOTAL announces a second discovery in Block 58

On April 2, 2020, TOTAL announced that TOTAL and Apache Corporation have made a second significant discovery with the Sapakara West-1 well on Block 58 offshore Suriname. It follows the previous discovery at Maka Central-1.

The well was drilled by a water depth of about 1,000 meters and encountered light oil and gas condensate, in multiple stacked reservoirs in Upper Cretaceous Campanian and Santonian formations. Further testing will be carried out to appraise the resources and productivity of the reservoir.

The Sapakara West-1 exploration well was drilled by Apache as operator with 50% working interest and with TOTAL as the JV partner with 50% working interest. The next exploration well will be drilled on the Kwaskwasi prospect, with a fourth exploration well to be planned back-to-back on the Keskesi prospect. TOTAL will become operator of the Block after the drilling of the 4th well.

Renewables: TOTAL expands in wind power in France with the acquisition of Global Power Wind France

On March 20, 2020, TOTAL announced that it is continuing its growth in renewable energy in France with a substantial investment in wind power.

TOTAL, through Total Quadran—its 100% renewable developer and producer in France, acquires 100% of Global Wind Power (GWP) France, a company with a 1000-megawatt (MW) portfolio of onshore wind projects, including 250 MW scheduled to come on stream by 2025.

GWP’s teams will join Total Quadran, adding to the Group’s existing expertise in order to speed up the wind power development in France.

[1]	Dordtsche Petroleum Maatschappij BV

Annual Shareholders’ Meeting to be held on May 29, 2020

The Board of Directors of TOTAL S.A. met on March 18, 2020 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided to convene the Ordinary and Extraordinary Shareholders’ Meeting to be held on May 29, 2020.

The legal notice of the meeting was published in the Bulletin des Annonces Légales Obligatoires (Mandatory Legal Notice Bulletin) on March 25, 2020 and is available on TOTAL S.A.’s website.

In the context of the coronavirus (Covid-19) epidemic and the efforts to prevent its spread, and in compliance with the statement made by the Autorité des marchés financiers (French financial markets authority) in its press release dated March 6, 2020, the Board of Directors invites its shareholders to vote by post or through the Internet, without physically attending the shareholders’ meeting. The conditions applying to physical attendance at the Shareholders’ Meeting may change, in accordance with sanitary and/or legal requirements. Consequently, shareholders are invited to regularly read the pages dedicated to the 2020 Shareholders’ Meeting on TOTAL S.A.’s website.

Upon the proposal of the Governance and Ethics Committee, the Board of Directors decided to propose to the Shareholders’ Meeting to renew for a period of three years the terms as Directors of Patricia Barbizet, Marie-Christine Coisne-Roquette and Mark Cutifani, whose existing terms expire following this 2020 Shareholders’ Meeting.

The Board of Directors also decided to propose to the Shareholders’ Meeting the appointment of Mr. Jérôme Contamine as Director, in particular for his knowledge of the energy sector and his expertise in finance.

The Board also thanks Carlos Tavares, who, given his responsibilities as head of the PSA Group engaged in a major merger, did not chose to request the renewal of his mandate as director, for the quality of his participation in the work of the Board of Directors and its Committees since May 26, 2017.

Subject to the renewal of her Director’s mandate by the Shareholders’ Meeting, the Board of Directors is considering appointing Marie-Christine Coisne-Roquette in the functions as Lead Independent Director at the end of the Shareholders’ Meeting, replacing Patricia Barbizet, who has been Lead Independent Director since December 19, 2015.

In view of the need to adapt the bylaws of the company to the provisions of the French PACTE law of May 22, 2019, and in particular those regarding Directors representing employees (the threshold above which a second Director representing employees must be appointed lowered from twelve to eight), by which a second Director representing employees will be designated in the six months following the Shareholders’ Meeting, the Board of Directors of TOTAL S.A. also decided to submit to the approval of the shareholders at the Shareholders’ Meeting the project to convert TOTAL S.A. into a European company (Societas Europaea or SE).

The legal status of European company, which is common to all the countries in the European Union and has been adopted by an increasing number of companies in France and in Europe, will reflect more accurately the economic and social reality of the Group and fully recognize its European dimension. The project to convert TOTAL S.A. into a European company will not affect its governance, activities, tax affairs, the organization of the company, the places of stock exchange listing, or the location of its registered office, which will remain in France.

On this occasion, the Board of Directors is also proposing other statutory amendments, including updating TOTAL S.A.’s corporate purpose so as to adapt it to its strategy, which integrates climate change-related challenges, by extending it to all forms of energy, including electricity produced from renewable energies, as well as the taking into account the social and environmental challenges in the duties of the Board of Directors.

Furthermore, the Board of Directors will submit to the approval of the shareholders at the Shareholders’ Meeting the compensation of Executive and non Executive Directors as presented in the Report on corporate governance. In particular, it will be proposed to the shareholders to approve, on the one hand, the compensation policy for members of the Board of Directors regarding the cap amount and the allocation rules, and on the other hand, the components of the compensation for fiscal year 2019 as well as the compensation policy for fiscal year 2020 for Mr. Patrick Pouyanné, Chairman and Chief Executive Officer. The total amount (fixed, variable portions and performance shares) of Mr. Patrick Pouyanné thus increased by 6% between 2018 and 2019 after a decrease by 3% in 2018 compared to 2017. In 2019, it represented 46 times the average compensation and 59 times the median compensation of TOTAL S.A.’s employees

Finally, the Board of Directors approved the documents which will be submitted to the approval of the shareholders at the Shareholders’ Meeting to be held on May 29, 2020, including the Management Report on the Group’s situation. This Report by the Board of Directors is included in TOTAL S.A.’s annual report on Form 20-F, which is available on TOTAL S.A.’s website. The document includes notably a description of the main risks to which the Group is exposed.

Indicative ex-dividend dates for 2021 dividend

The Board of Directors met on March 18, 2020 and decided that, subject to decisions by the Board of Directors and the Shareholders’ Meeting at which the 2021 financial statements, allocation of earnings and final dividend will be approved, the ex-dividend dates of the interim and the final dividends for 2021 will be as follows:

Type of coupon	Ex-dividend dates
First interim	September 21, 2021
Second interim	January 3, 2022
Third interim	March 22, 2022
Final	June 21, 2022

The above ex-dividend dates relate to the shares of TOTAL S.A. listed on the Euronext Paris.

UK: TOTAL makes a new gas and condensates discovery in the North Sea

On March 17, 2020, TOTAL announced that it, as operator, and its partners made an encouraging discovery with the Isabella 30/12d-11 well on the license P1820, located in the Central North Sea offshore U.K., about 40 kilometers south of the Elgin-Franklin Field and 170 kilometers east of Aberdeen.

The well was drilled in a water depth of about 80 meters and encountered 64 meters net pay of lean gas and condensate and high-quality light oil, in Upper Jurassic and Triassic sandstone reservoirs. The analysis of the data and results are ongoing to assess the discovered resources and to determine the appraisal program required to confirm commerciality.

The P1820 license is operated by TOTAL with a 30% working interest, alongside Neptune Energy (50%), Ithaca Energy (10%) and the wholly owned subsidiary of Edison, Euroil Exploration (10%).

TOTAL to build the largest battery-based energy storage project in France

On March 12, 2020, TOTAL announced the development of renewable energy that is intermittent and decentralized requires the security of the electricity grid through flexible electricity storage capacities, especially in the form of batteries.

TOTAL launched a battery-based energy storage project in Mardyck, at the Flandres Center, in Dunkirk’s port district. With a storage capacity of 25 megawatt hours (MWh) and output of 25 MW of power, the new lithium-ion energy storage system will be the largest in France. It will be used to provide fast reserve services to support the stability of the French power grid. It is part of government policy to support the development of electrical capacity through capacity mechanisms.

Scheduled for commissioning in late 2020, the new storage system, which represents an investment of around €15 million, will be based on Saft’s Intensium Max 20 High Energy solution and will comprise 11 integrated 2.3 MWh containers, designed and manufactured at Saft’s production site in Bordeaux.

Renewables: TOTAL to develop 25 MW of solar rooftops in Thailand

On March 6, 2020, TOTAL announced that it, through its affiliate Total Solar Distributed Generation, signed a binding contract to provide 25 megawatt-peak (MWp) of solar rooftops for 24 facilities of one of the largest food companies in Thailand, Betagro.

Each one of these projects benefits from a 20-year Power Purchase Agreement (PPA).

Equipped with over 62,000 solar panels, the projects are designed to generate nearly 38 GWh of renewable electricity per year, helping Betagro shrink its carbon footprint by 26,000 tons of CO2 over the life of the solar rooftops while providing about 15% of the company’s total power consumption.

Spain : TOTAL to enter into the solar market with a pipeline of 2 GW of projects

On February 6, 2020, TOTAL announced that it, through its wholly owned affiliate Total Solar International, established its presence on the Spanish solar market through two agreements with Powertis and Solarbay Renewable Energy and to develop nearly 2 gigawatts (GW) of solar projects.

➣	Establishment of a Joint Venture with Powertis with an Initial 800 MW Portfolio of Projects

Total Solar International and Powertis, a developer of utility-scale solar plants in Europe and South America, agreed to establish a joint venture (65%/35%) to develop solar PV projects in Spain. Powertis will bring to this joint venture a pipeline of 800 MW of early stage projects and the JV will develop further new projects as well.

➣	Acquisition of a 1.2 GW Portfolio of Projects developed by Solarbay

Total Solar International signed an agreement to acquire 100% of a portfolio of solar PV projects which are being developed by the Spanish company Solarbay. The projects, which will be located in the regions of Andalusia, Aragon and Castile-La Mancha, represent a cumulative capacity of up to 1.2 GW.

The first project of these pipelines is set to begin operations by the end of 2020, with the ambition that all projects of both portfolios will be in service in 2023. Success fees will be paid by TOTAL to Solarbay and Powertis along the steps of development of the projects.